UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CounterPath Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
222286 10 6
(CUSIP Number)
Owen Matthews 2710 Thorpe Place Victoria, British Columbia, Canada V8R 2W4 Telephone: (613) 762-0084
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Owen Matthews
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,387,334
8. Shared Voting Power 0
9. Sole Dispositive Power 11,387,334
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,387,334
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 12.7%
14. Type of Reporting Person (See Instructions): IN

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                This Schedule 13D is being filed on behalf of Owen Matthews (the "Reporting Person") relating to the shares of common stock of Counterpath Solutions, Inc., a corporation existing under the laws of the State of Nevada (the "Issuer").

Item 1.	Security And Issuer

This Statement relates to the shares of common stock (the "Shares") of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.

Item 2.	Identity And Background

Owen Matthews’ business address is 2710 Thorpe Place, Victoria, British Columbia, V8R 2W4.

Owen Matthew has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Owen Matthew has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Arrangement Agreement, dated June 15, 2007 (the “Arrangement Agreement”), the Issuer acquired all of the issued and outstanding common shares of NewHeights Software Corporation (“NewHeights”) from the shareholders of NewHeights in exchange for the issuance of 40,250,000 shares of the Issuer’s common stock, which includes 1,849,180 shares of the Issuer’s common stock issuable upon exchange of 1,849,180 exchangeable shares of 6789722 Canada Inc., a wholly-owned subsidiary of the Issuer, effective on August 2, 2007. As part of the arrangement, Owen Matthews received 11,387,334 Shares in exchange for his shares of NewHeights.

Item 4.	Purpose of Transaction

Owen Matthews has acquired the Shares of the Issuer for investment purposes. Owen Matthews intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, Owen Matthews may acquire additional securities of the Issuer as he deems appropriate. Alternatively, Owen Matthews may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time, Owen Matthews does not have the intention of acquiring additional Shares of the Issuer, although he reserves the right to make additional purchases on the open market, in private transactions and from treasury. Owen Matthews does not, to his knowledge, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Owen Matthews beneficially owns 11,387,334 Shares which represents 12.7% of the issued and outstanding Shares as of August 2, 2007 (calculated based on the aggregate of 89,591,803 Shares outstanding as of August 2, 2007).

Owen Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of these 11,387,334 Shares.

During the last 60 days, there were no transactions in the Shares effected by Owen Matthews.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Owen Matthews and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

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Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 20, 2007

Date

/s/ Owen Matthews

Signature

Owen Matthews

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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CW1364965.1